Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 JAN 25 AM 8:40

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.



19 December 2001

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

SUPPL

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

M. Singleterry

Maria Singleterry
Assistant Secretary

cc Pamela Gibson
Shearman & Sterling

dlw 1/31

Enclosures

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

Lattice Group plc confirms that it will announce its 2001 second half and full year results on Thursday 7 February 2002.

The Annual General Meeting is expected to be held on Thursday 2 May 2002 at The Hilton Birmingham Metropole Hotel, National Exhibition Centre, Birmingham B40 1PP (time to be confirmed).

5 December 2001

The Company has been notified that Mr Stephen Pettit, Non-Executive Director, purchased 5,000 Lattice Group plc ordinary shares of 10p each at £1.475 per share today, 13 December 2001.

Mr Pettit has a beneficial holding of 5,000 Lattice Group ordinary shares following the transaction.

13 December 2001

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

NOTIFICATION OF CHANGE TO DIRECTORS' INTERESTS IN SHARES

The Company has today been notified that on 14 December 2001, Lattice Group plc ordinary shares of 10p each were purchased at 149.26p per share and credited to the respective shareholding of the Directors detailed below. The shares were purchased in accordance with the terms of the Lattice Group Dividend Reinvestment Plan, following payment of the Lattice Group interim dividend on 14 December 2001.

Director	No. of shares purchased	Revised beneficial holding
Sir John Parker, Chairman	284	12,244
Christopher Hampson, Non-executive Director	246	10,577
Baroness Diana Warwick, Non-executive Director	31	1,364

17 December 2001